

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

James J. Moore, Jr.
President, Chief Executive Officer and Director
Atlantic Power Corporation
3 Allied Drive, Suite 155
Dedham, Massachusetts 02026

      Re: Atlantic Power Corporation
             Registration Statement on Form S-3
             Filed August 12, 2020
             File No. 333-245462

Dear Mr. Moore:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation

cc: Craig B. Brod, Esq.